Free Writing Prospectus pursuant to Rule 433 dated June 13, 2022

Registration Statement No. 333-253421

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Autocallable Index-Linked Notes due
OVERVIEW

The notes (CUSIP: 40057MD97) do not bear interest. The notes will mature on the stated maturity date unless they are automatically called on any call observation date commencing on June 27, 2023.  Your notes will be automatically called on a call observation date if the closing level of each of the S&P 500® Index and the Dow Jones Industrial Average® on such date is greater than or equal to its call level, resulting in a payment on the corresponding call payment date for each $1,000 face amount of your notes equal to such $1,000 face amount plus the product of $1,000 times the participation rate of 90% times the call return of the lesser performing underlier. With respect to a call payment date, the call return for an underlier is the percentage increase in the closing level of such underlier on the preceding call observation date from its initial underlier level and, with respect to a call observation date, the lesser performing underlier is the underlier with the lowest call return. If your notes are automatically called, the amount that you would have been paid on your notes on the call payment date had that amount been based solely on the positive performance of the lesser performing underlier will be reduced by multiplying the call return of the lesser performing underlier by the participation rate. This adjustment will reduce any positive return on your investment resulting from an increase in the closing level of the lesser performing underlier on the call observation date from its initial underlier level.

The amount that you will be paid on your notes at maturity, if they have not been automatically called, is based on the performance of the underlier with the lowest underlier return. The underlier return for each underlier is the percentage increase or decrease in its final underlier level (the closing level of such underlier on the determination date) from its initial underlier level and, with respect to the determination date, the lesser performing underlier is the underlier with the lowest underlier return.

If the final underlier level of each underlier is greater than its initial underlier level, the amount that you would have been paid on your notes at maturity had that amount been based solely on the positive performance of the lesser performing underlier will be reduced by multiplying the lesser performing underlier return by the participation rate. This adjustment will reduce any positive return on your investment resulting from an increase in the final underlier level of the lesser performing underlier from its initial underlier level. If the final underlier level of any underlier is less than 60% of its initial underlier level, the return on your notes will be negative and you could receive significantly less than the face amount of your notes.

You should read the accompanying preliminary pricing supplement dated June 6, 2022, which we refer to herein as the accompanying preliminary pricing supplement, to better understand the terms and risks of your investment, including the credit risk of GS Finance Corp. and The Goldman Sachs Group, Inc.

KEY TERMS
CUSIP/ISIN:	40057MD97 / US40057MD977
Company (Issuer):	GS Finance Corp.
Guarantor:	The Goldman Sachs Group, Inc.
Underliers (each individually, an underlier):	the S&P 500® Index (current Bloomberg symbol: "SPX Index"), and the Dow Jones Industrial Average® (current Bloomberg symbol: “INDU Index”)
Trade date:	expected to be June 27, 2022
Settlement date:	expected to be June 30, 2022
Determination date:	expected to be June 28, 2027
Stated maturity date:	expected to be July 6, 2027
Hypothetical Payment on a Call Payment Date

If your notes are automatically called on the first call observation date (i.e., on the first call observation date the closing level of each underlier is greater than or equal to its call level), the amount in cash that we would deliver for each $1,000 face amount of your notes on the applicable call payment date would be the sum of (i) $1,000 plus (ii) the product of (a) $1,000 times (b) the participation rate times (c) the lesser performing call return. Even if the closing level of the underlier on a call observation date exceeds the applicable call level, causing the notes to be automatically called, any increase in the closing level of the lesser performing underlier over its initial underlier level would be reduced by the participation rate. If, for example, the closing level of the lesser performing underlier was determined to be 111% of its initial underlier level, your notes would be automatically called and the amount in cash that we would deliver on your notes on the corresponding call payment date would be 109.9% of the face amount of your notes or $1,099 for each $1,000 of the face amount of your notes.

Hypothetical Payment Amount At Maturity

The Notes Have Not Been Automatically Called
Hypothetical Final Underlier Level (as a % of the Initial Underlier Level)	Hypothetical Payment Amount at Maturity (as a % of Face Amount)
130.000%	127.000%
120.000%	118.000%
110.000%	109.000%
100.000%	100.000%
90.000%	100.000%
70.000%	100.000%
60.000%	100.000%
59.999%	59.999%
50.000%	50.000%
25.000%	25.000%
10.000%	10.000%
0.000%	0.000%

This document does not provide all of the information that an investor should consider prior to making an investment decision. You should not invest in the notes without reading the accompanying preliminary pricing supplement and related documents for a more detailed description of the underlier, the terms of the notes and certain risks.

Payment amount at maturity (for each $1,000 face amount of your notes):

•if the final underlier level of each underlier is greater than its initial underlier level, the sum of (i) $1,000 plus (ii) the product of (a) $1,000 times (b) the participation rate times (c) the lesser performing underlier return;

•if the final underlier level of each underlier is greater than or equal to 60% of its initial underlier level but the final underlier level of any underlier is equal to or less than its initial underlier level, $1,000; or

•if the final underlier level of any underlier is less than 60% of its initial underlier level, the sum of (i) $1,000 plus (ii) the product of (a) $1,000 times (b) the lesser performing underlier return.

Company’s redemption right (automatic call feature):

if a redemption event occurs, then the outstanding face amount will be automatically redeemed in whole and the company will pay an amount in cash on the following call payment date, for each $1,000 of the outstanding face amount, equal to the sum of (i) $1,000 plus (ii) the product of (a) $1,000 times (b) the participation rate times (c) the lesser performing call return

Redemption event:	a redemption event will occur if, as measured on any call observation date, the closing level of each underlier is greater than or equal to its call level
Initial underlier level:	with respect to an underlier, the closing level of such underlier on the trade date
Final underlier level:	with respect to an underlier, the closing level of such underlier on the determination date
Participation rate:	90%
Underlier return:	with respect to an underlier, the quotient of (i) its final underlier level minus its initial underlier level divided by (ii) its initial underlier level, expressed as a percentage
Lesser performing underlier return:	(i) with respect to any call observation date, the underlier with the lowest call return and (ii) with respect to the determination date, the underlier with the lowest underlier return
Lesser performing underlier:	(i) with respect to any call observation date, the underlier with the lowest call return and (ii) with respect to the determination date, the underlier with the lowest underlier return
Call return:

with respect to an underlier, for a call payment date, the quotient of (i) the closing level of such underlier on the preceding call observation date minus its initial underlier level divided by (ii) its initial underlier level, expressed as a percentage

Lesser performing call return:	the call return of the lesser performing underlier
Call observation dates:	expected to be the dates specified as such in the table below
	Call Observation Dates	Call Payment Dates	Call Level (Expressed as a Percentage of the Initial Underlier Level)
	June 27, 2023	July 5, 2023	110%
	September 27, 2023	October 4, 2023	110%
	December 27, 2023	January 4, 2024	110%
	March 27, 2024	April 3, 2024	110%
	June 27, 2024	July 5, 2024	110%
	September 27, 2024	October 4, 2024	110%
	December 27, 2024	January 6, 2025	110%
	March 27, 2025	April 3, 2025	110%
	June 27, 2025	July 7, 2025	110%
	September 29, 2025	October 6, 2025	110%
	December 29, 2025	January 6, 2026	110%
	March 27, 2026	April 3, 2026	110%
	June 29, 2026	July 6, 2026	110%
	September 28, 2026	October 5, 2026	110%
	December 28, 2026	January 5, 2027	110%
	March 29, 2027	April 5, 2027	110%
Call payment dates:	expected to be the dates specified as such in the table set forth under “Call observation dates” above
Estimated value range:	$885 to $925 (which is less than the original issue price; see accompanying preliminary pricing supplement)

This document does not provide all of the information that an investor should consider prior to making an investment decision. You should not invest in the notes without reading the accompanying preliminary pricing supplement and related documents for a more detailed description of the underlier, the terms of the notes and certain risks.

About Your Notes

GS Finance Corp. and The Goldman Sachs Group, Inc. have filed a registration statement (including a prospectus, as supplemented by the prospectus supplement, underlier supplement no. 27, general terms supplement no. 2,913 and preliminary pricing supplement listed below) with the Securities and Exchange Commission (SEC) for the offering to which this communication relates. Before you invest, you should read the prospectus, prospectus supplement, underlier supplement no. 27, general terms supplement no. 2,913 and preliminary pricing supplement, and any other documents relating to this offering that GS Finance Corp. and The Goldman Sachs Group, Inc. have filed with the SEC for more complete information about us and this offering. You may get these documents without cost by visiting EDGAR on the SEC web site at sec.gov. Alternatively, we will arrange to send you the prospectus, prospectus supplement, underlier supplement no. 27, general terms supplement no. 2,913 and preliminary pricing supplement if you so request by calling (212) 357-4612.

The notes are part of the Medium-Term Notes, Series F program of GS Finance Corp. and are fully and unconditionally guaranteed by The Goldman Sachs Group, Inc. This document should be read in conjunction with the following:

•	Preliminary pricing supplement dated June 6, 2022
•	General terms supplement no. 2,913 dated June 17, 2021
•	Underlier supplement no. 27 dated April 26, 2022
•	Prospectus supplement dated March 22, 2021
•	Prospectus dated March 22, 2021

RISK FACTORS

An investment in the notes is subject to risks. Many of the risks are described in the accompanying preliminary pricing supplement, accompanying general terms supplement no. 2,913, accompanying underlier supplement no. 27, accompanying prospectus supplement and accompanying prospectus. Below we have provided a list of certain risk factors discussed in such documents. In addition to the below, you should read in full “Additional Risk Factors Specific to Your Notes” in the accompanying preliminary pricing supplement and “Additional Risk Factors Specific to the Notes” in the accompanying general terms supplement no. 2,913, “Additional Risk Factors Specific to the Securities” in the accompanying underlier supplement no. 27, as well as the risks and considerations described in the accompanying prospectus supplement and accompanying prospectus.

The following risk factors are discussed in greater detail in the accompanying preliminary pricing supplement:

Risks Related to Structure, Valuation and Secondary Market Sales

▪

The Estimated Value of Your Notes At the Time the Terms of Your Notes Are Set On the Trade Date (as Determined By Reference to Pricing Models Used By GS&Co.) Is Less Than the Original Issue Price Of Your Notes

▪	The Notes Are Subject to the Credit Risk of the Issuer and the Guarantor
▪	You May Lose Your Entire Investment in the Notes
▪	The Return on Your Notes May Change Significantly Despite Only a Small Change in the Level of the Lesser Performing Underlier
▪	Your Notes Are Subject to Automatic Redemption
▪

The Amount in Cash That You Will Receive on a Call Payment Date or on the Stated Maturity Date is Not Linked to the Closing Levels of the Underliers at Any Time Other Than on the Applicable Call Observation Date or on the Determination Date, as the Case May Be

▪	The Cash Settlement Amount Will Be Based Solely on the Lesser Performing Underlier
▪	The Participation Rate Will Reduce Any Positive Return On Your Investment
▪	Your Notes Do Not Bear Interest
▪	The Market Value of Your Notes May Be Influenced by Many Unpredictable Factors
▪

If You Purchase Your Notes at a Premium to Face Amount, the Return on Your Investment Will Be Lower Than the Return on Notes Purchased at Face Amount and the Impact of Certain Key Terms of the Notes Will Be Negatively Affected

▪	You Have No Shareholder Rights or Rights to Receive Any Underlier Stock
▪	We May Sell an Additional Aggregate Face Amount of the Notes at a Different Issue Price

Risks Related to Tax

▪	The Tax Consequences of an Investment in Your Notes Are Uncertain
▪

Foreign Account Tax Compliance Act (FATCA) Withholding May Apply to Payments on Your Notes, Including as a Result of the Failure of the Bank or Broker Through Which You Hold the Notes to Provide Information to Tax Authorities

The following risk factors are discussed in greater detail in the accompanying general terms supplement no. 2,913:

Risks Related to Structure, Valuation and Secondary Market Sales

▪	If the Value of an Underlier Changes, the Market Value of Your Notes May Not Change in the Same Manner
▪	The Return on Your Notes Will Not Reflect Any Dividends Paid on Any Underlier, or Any Underlier Stock, as Applicable
▪	Past Performance is No Guide to Future Performance
▪	Your Notes May Not Have an Active Trading Market
▪	The Calculation Agent Will Have the Authority to Make Determinations That Could Affect the Market Value of Your Notes, When Your Notes Mature and the Amount, If Any, Payable on Your Notes
▪	The Calculation Agent Can Postpone the Determination Date, Averaging Date, Call Observation Date or Coupon Observation Date If a Market Disruption Event or Non-Trading Day Occurs or Is Continuing

Risks Related to Conflicts of Interest

▪	Other Investors in the Notes May Not Have the Same Interests as You
▪

Hedging Activities by Goldman Sachs or Our Distributors May Negatively Impact Investors in the Notes and Cause Our Interests and Those of Our Clients and Counterparties to be Contrary to Those of Investors in the Notes

▪	Goldman Sachs’ Trading and Investment Activities for its Own Account or for its Clients Could Negatively Impact Investors in the Notes
▪	Goldman Sachs’ Market-Making Activities Could Negatively Impact Investors in the Notes
▪

You Should Expect That Goldman Sachs Personnel Will Take Research Positions, or Otherwise Make Recommendations, Provide Investment Advice or Market Color or Encourage Trading Strategies That Might Negatively Impact Investors in the Notes

▪

Goldman Sachs Regularly Provides Services to, or Otherwise Has Business Relationships with, a Broad Client Base, Which May Include the Sponsors of the Underlier or Underliers or Constituent Indices, As Applicable, the Investment Advisors of the Underlier or Underliers, As Applicable, or the Issuers of the Underlier

This document does not provide all of the information that an investor should consider prior to making an investment decision. You should not invest in the notes without reading the accompanying preliminary pricing supplement and related documents for a more detailed description of the underlier, the terms of the notes and certain risks.

or the Underlier Stocks or Other Entities That Are Involved in the Transaction
▪	The Offering of the Notes May Reduce an Existing Exposure of Goldman Sachs or Facilitate a Transaction or Position That Serves the Objectives of Goldman Sachs or Other Parties

Risks Related to Tax

▪	Certain Considerations for Insurance Companies and Employee Benefit Plans

The following risk factors are discussed in greater detail in the accompanying underlier supplement no. 27:

Risks Relating to Securities Linked to Underliers

▪

The Policies of an Underlier Sponsor, if Applicable, and Changes that Affect an Underlier to Which Your Securities are Linked, or the Constituent Indices or Underlier Stocks Comprising Such Underlier, Could Affect the Amount Payable on Your Securities and Their Market Value

▪

Except to the Extent The Goldman Sachs Group, Inc. Is One of the Companies Whose Common Stock Comprises an Underlier, and Except to the Extent That We or Our Affiliates May Currently or in the Future Own Securities of, or Engage in Business With, the Applicable Underlier Sponsor or the Underlier Stock Issuers, There Is No Affiliation Between the Underlier Stock Issuers or Any Underlier Sponsor and Us

The following risk factors are discussed in greater detail in the accompanying prospectus supplement:

▪	The Return on Indexed Notes May Be Below the Return on Similar Securities
▪	The Issuer of a Security or Currency That Serves as an Index Could Take Actions That May Adversely Affect an Indexed Note
▪	An Indexed Note May Be Linked to a Volatile Index, Which May Adversely Affect Your Investment
▪	An Index to Which a Note Is Linked Could Be Changed or Become Unavailable
▪	We May Engage in Hedging Activities that Could Adversely Affect an Indexed Note
▪	Information About an Index or Indices May Not Be Indicative of Future Performance
▪	We May Have Conflicts of Interest Regarding an Indexed Note

The following risk factors are discussed in greater detail in the accompanying prospectus:

Risks Relating to Regulatory Resolution Strategies and Long-Term Debt Requirements

▪

The application of regulatory resolution strategies could increase the risk of loss for holders of our securities in the event of the resolution of Group Inc.▪The application of Group Inc.’s proposed resolution strategy could result in greater losses for Group Inc.’s security holders

For details about the license agreement between the underlier sponsor for the S&P 500® Index and the underlier sponsor for the Dow Jones Industrial Average® and the issuer, see “The Underliers — S&P 500® Index” and “The Underliers — Dow Jones Industrial Average®” on pages S-106 and S-20 of the accompanying underlier supplement no. 27, respectively.

This document does not provide all of the information that an investor should consider prior to making an investment decision. You should not invest in the notes without reading the accompanying preliminary pricing supplement and related documents for a more detailed description of the underlier, the terms of the notes and certain risks.